Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE SECOND QUARTER AND FIRST HALF YEAR 2023

August 2, 2023

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development by segment	page 6

Key metrics	page 7

Reconciliation results excl. special items	page 8

Outlook 2023	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended June 30,				Six months ended June 30,
in € million, except share data, unaudited	2023	2022	Change	Change at cc	2023	2022	Change	Change at cc
Total revenue	4,825	4,757	1.4%	6.0%	9,529	9,305	2.4%	3.9%
Costs of revenue	3,628	3,511	3.3%	8.2%	7,183	6,886	4.3%	5.9%
Selling, general and administrative expenses	775	758	2.3%	5.7%	1,557	1,548	0.6%	1.2%
Research and development expenses	57	55	3.2%	4.2%	113	105	7.5%	7.1%
Income from equity method investees	(48)	(19)	149.2%	149.4%	(76)	(30)	153.8%	153.6%
Other operating income	(76)	(110)	-31.3%	-23.3%	(193)	(239)	-19.2%	-5.9%
Other operating expense	132	221	-40.3%	-29.2%	327	347	-5.7%	10.9%

Operating income	357	341	4.7%	5.5%	618	688	-10.3%	-11.4%
Operating income excl. special items and PRF [1]	401	284	41.3%	43.5%	755	675	11.9%	11.0%
Interest income	(24)	(13)	89.3%	105.0%	(36)	(27)	34.8%	46.4%
Interest expense	105	85	24.1%	27.8%	199	168	19.0%	19.6%
Interest expense, net	81	72	12.5%	14.1%	163	141	16.0%	14.4%

Income before income taxes	276	269	2.7%	3.2%	455	547	-17.0%	-18.0%
Income tax expense	81	63	28.9%	29.1%	126	130	-3.1%	-4.3%
Net income	195	206	-5.4%	-4.8%	329	417	-21.3%	-22.2%
Net income attributable to noncontrolling interests	55	59	-7.3%	-6.2%	102	112	-9.9%	-11.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	140	147	-4.6%	-4.2%	227	305	-25.5%	-26.4%
Net income attributable to shareholders of FMC AG & Co. KGaA excl. special items and PRF [1]	175	116	50.9%	53.6%	329	313	5.2%	4.6%

Operating income	357	341	4.7%	5.5%	618	688	-10.3%	-11.4%
Depreciation, amortization and impairment loss	434	422	2.7%	5.8%	872	842	3.6%	3.8%

EBITDA	791	763	3.6%	5.7%	1,490	1,530	-2.6%	-3.0%
Weighted average number of shares	293,413,449	293,145,413			293,413,449	293,076,643
Basic earnings per share	€0.48	€0.50	-4.7%	-4.3%	€0.77	€1.04	-25.6%	-26.5%
Basic earnings per ADS	€0.24	€0.25	-4.7%	-4.3%	€0.39	€0.52	-25.6%	-26.5%
In percent of revenue
Operating income margin	7.4%	7.2%			6.5%	7.4%
Operating income margin excl. special items and PRF [1]	8.3%	6.0%			7.9%	7.2%
EBITDA margin	16.4%	16.0%			15.6%	16.4%

1 For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings	page 2 of 9	August 2, 2023

Segment information

	Three months ended June 30,				Six months ended June 30,
unaudited	2023	2022	Change	Change at cc	2023	2022	Change	Change at cc
Total
Revenue in € million	4,825	4,757	1.4%	6.0%	9,529	9,305	2.4%	3.9%
Operating income in € million	357	341	4.7%	5.5%	618	688	-10.3%	-11.4%
Operating income margin	7.4%	7.2%			6.5%	7.4%
Operating income in € million excl. special items and PRF [1]	401	284	41.3%	43.5%	755	675	11.9%	11.0%
Operating income margin excl. special items and PRF [1]	8.3%	6.0%			7.9%	7.2%
Days sales outstanding (DSO) [2]					68	68
Employees (headcount)					124,295	130,448

Care Delivery segment
Revenue in € million	3,873	3,822	1.3%	5.7%	7,628	7,469	2.1%	3.3%
Operating income in € million	384	433	-11.3%	-10.3%	669	731	-8.5%	-9.6%
Operating income margin	9.9%	11.3%			8.8%	9.8%
Operating income in € million excl. special items and PRF [1]	402	287	39.6%	41.6%	704	599	17.8%	16.8%
Operating income margin excl. special items and PRF [1]	10.4%	7.5%			9.2%	8.0%
Days sales outstanding (DSO) [2]					61	60

Care Enablement segment
Revenue in € million	1,325	1,318	0.5%	5.7%	2,635	2,586	1.9%	4.6%
Operating income in € million	2	(11)	n.a	n.a	(23)	59	n.a	n.a
Operating income margin	0.1%	-0.8%			-0.9%	2.3%
Operating income in € million excl. special items and PRF [1]	19	3	532.7%	600.5%	88	100	-11.7%	-12.9%
Operating income margin excl. special items and PRF [1]	1.4%	0.2%			3.3%	3.8%
Days sales outstanding (DSO) [2]					97	100

Inter-segment eliminations [3]
Revenue in € million	(373)	(383)	-2.9%	2.5%	(734)	(750)	-2.1%	0.1%
Operating income in € million	(4)	3	n.a	n.a	(13)	(8)	91.4%	89.8%

Corporate
Operating income in € million	(25)	(84)	-69.8%	-69.2%	(15)	(94)	-84.0%	-84.8%
Operating income in € million excl. special items and PRF [1]	(16)	(9)	79.2%	92.4%	(24)	(16)	50.6%	45.6%

1 For a reconciliation of special items, please refer to the table on page 8.

2 2022 includes DSO as of December 31, 2022.

3 The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS® Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non- euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 9	August 2, 2023

Balance sheet

	June 30,	December 31,
in € million, except for net leverage ratio, unaudited	2023	2022
Assets
Current assets	8,347	8,203
Goodwill and intangible assets	16,824	17,310
Right-of-use assets	3,977	4,187
Other non-current assets	5,812	6,054
Total assets	34,960	35,754

Liabilities and equity
Current liabilities	6,624	6,467
Non-current liabilities	13,406	13,838
Total equity	14,930	15,449
Total liabilities and equity	34,960	35,754

Equity/assets ratio	43%	43%

Debt and lease liabilities
Short-term debt from unrelated parties	901	665
Short-term debt from related parties	3	4
Current portion of long-term debt	701	694
Current portion of lease liabilities from unrelated parties	627	650
Current portion of lease liabilities from related parties	25	24
Long-term debt, less current portion	6,997	7,171
Lease liabilities from unrelated parties, less current portion	3,685	3,875
Lease liabilities from related parties, less current portion	126	130
Debt and lease liabilities included within liabilities directly associated with assets held for sale	12	—
Total debt and lease liabilities	13,077	13,213
Minus: Cash and cash equivalents[1]	(1,363)	(1,274)
Total net debt and lease liabilities	11,714	11,939

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	805	895
Income tax expense	321	325
Interest income	(77)	(68)
Interest expense	392	360
Depreciation and amortization	1,700	1,718
Adjustments[2]	319	320
Annualized adjusted EBITDA	3,460	3,550

Net leverage ratio	3.4	3.4

1 Includes cash and cash equivalents included within assets held for sale.

2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2023: -€12 M; 2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €51 M; 2022: €54 M), impairment loss (2023: €168 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €142 M; 2022: €155 M), Legal Form Conversion Costs (2023: €7 M), Legacy Portfolio Optimization (2023: €71 M), Net Gain Related to InterWell Health (2023: -€114 M; 2022: -€114 M), Humacyte Investment Remeasurement (2023: €10 M; 2022: €103 M), Hyperinflation in Turkiye (2023: -€1 M; 2022: €5 M) and the Impacts Related to the War in Ukraine (2023: -€3 M; 2022: €19 M).

Balance sheet	page 4 of 9	August 2, 2023

Cash flow statement

	Three months ended June 30,		Six months ended June 30,
in € million, unaudited	2023	2022	2023	2022
Operating activities
Net income	195	206	329	417
Depreciation, amortization and impairment loss	434	422	872	842
Change in trade accounts and other receivables from unrelated parties	326	177	(80)	(56)
Change in inventories	(22)	(56)	(111)	(118)
Change in other working capital and non-cash items	74	2	140	(175)
Net cash provided by (used in) operating activities	1,007	751	1,150	910
In percent of revenue	20.9%	15.8%	12.1%	9.8%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(155)	(172)	(298)	(334)
Proceeds from sale of property, plant and equipment	0	3	2	5
Capital expenditures, net	(155)	(169)	(296)	(329)

Free cash flow	852	582	854	581
In percent of revenue	17.7%	12.2%	9.0%	6.2%
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(10)	(24)	(14)	(61)
Investments in debt securities	(17)	(43)	(63)	(86)
Proceeds from divestitures	13	26	25	40
Proceeds from sale of debt securities	36	13	51	27
Free cash flow after investing activities	874	554	853	501

Cash flow	page 5 of 9	August 2, 2023

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million, unaudited	2023	2022	Change	at cc	growth	growth[1]
Three months ended June 30,
Total revenue	4,825	4,757	1.4%	6.0%	6.3%
Care Delivery segment	3,873	3,822	1.3%	5.7%	6.2%	0.3%
Thereof: U.S.	3,120	3,066	1.7%	3.7%	4.0%	-0.1%
Thereof: International	753	756	-0.3%	14.0%	14.9%	0.9%
Care Enablement segment	1,325	1,318	0.5%	5.7%	5.7%
Inter-segment eliminations	(373)	(383)	-2.9%	2.5%

Six months ended June 30,
Total revenue	9,529	9,305	2.4%	3.9%	4.4%
Care Delivery segment	7,628	7,469	2.1%	3.3%	3.9%	0.2%
Thereof: U.S.	6,123	5,996	2.1%	0.9%	1.6%	-0.1%
Thereof: International	1,505	1,473	2.2%	12.9%	13.6%	0.7%
Care Enablement segment	2,635	2,586	1.9%	4.6%	4.6%
Inter-segment eliminations	(734)	(750)	-2.1%	0.1%

1 Same market treatment growth = organic growth less price effects

Reconciliation of health care services and health care products revenue to new segments

	2023				2022
	Care Delivery	Care Enablement	Inter- segment		Care Delivery	Care Enablement	Inter- segment
in € million, unaudited	segment	segment	eliminations	Total	segment	segment	eliminations	Total
Three months ended June 30,
Health care services revenue	3,829	—	—	3,829	3,782	—	—	3,782
Health care products revenue	44	952	—	996	40	935	—	975
Inter-segment revenue	—	373	(373)	—	—	383	(383)	—
Revenue	3,873	1,325	(373)	4,825	3,822	1,318	(383)	4,757

Six months ended June 30,
Health care services revenue	7,541	—	—	7,541	7,389	—	—	7,389
Health care products revenue	87	1,901	—	1,988	80	1,836	—	1,916
Inter-segment revenue	—	734	(734)	—	—	750	(750)	—
Revenue	7,628	2,635	(734)	9,529	7,469	2,586	(750)	9,305

Revenue development by segment	page 6 of 9	August 2, 2023

Key metrics Care Delivery segment

	Six months ended June 30, 2023
		Growth			Growth		Growth
		in %	Net change		in %		in %
unaudited	Clinics	yoy	in clinics [1]	Patients	yoy	Treatments	yoy
Total	4,050	-3%	(66)	344,086	0%	25,812,988	0%
Thereof: U.S.	2,634	-2%	(37)	206,692	0%	15,525,016	0%
Thereof: International	1,416	-4%	(29)	137,394	-1%	10,287,972	-1%

1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2022.

yoy = year-on-year

Key metrics	page 7 of 9	August 2, 2023

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook

																Results excl. special items
		Special items							Special items							and PRF
in € million,			Legal Form	Legacy Portfolio	Humacyte Investment		Results 2023			Humacyte Investment		Hyper-	Provider Relief	Sum of	Results 2022 excl. special
except share data,	Results	FME25	Conversion	Optimiza-	Remeasure-	Sum of	excl.special	Results	FME25	Remeasure-	Ukraine	inflation	Funding	special items	items		Change
unaudited	2023	Program	Costs	tion [1]	ment	special items	items	2022	Program	ment	War[2]	in Turkiye	(PRF)	and PRF	and PRF	Change	at cc
Three months ended June 30,
Total revenue	4,825					—	4,825	4,757						—	4,757	1.4%	6.0%
EBITDA	791	14	5	11	4	34	825	763	21	75	2	6	(161)	(57)	706	16.8%	19.4%
Total operating income	357	25	5	10	4	44	401	341	21	75	2	6	(161)	(57)	284	41.3%	43.5%
Care Delivery segment	384	8	—	10	—	18	402	433	13	—	2	0	(161)	(146)	287	39.6%	41.6%
Care Enablement segment	2	17	—	0	—	17	19	(11)	8	—	0	6	—	14	3	532.7%	600.5%
Inter-segment eliminations	(4)	—	—	—	—	—	(4)	3	—	—	—	—	—	—	3	n.a.	n.a.
Corporate	(25)	0	5	—	4	9	(16)	(84)	—	75	—	—	—	75	(9)	79.2%	92.4%
Interest expense, net	81					—	81	72						—	72	12.5%	14.1%
Income tax expense	81	5	1	2	1	9	90	63	6	20	—	—	(42)	(16)	47	94.9%	97.4%
Net income attributable to noncontrolling interests	55	—	—	0	—	—	55	59	—	—	—	—	(10)	(10)	49	10.5%	12.0%
Net income[3]	140	20	4	8	3	35	175	147	15	55	2	6	(109)	(31)	116	50.9%	53.6%
Basic earnings per share	€0.48	€0.07	€0.01	€0.02	€0.01	€0.11	€0.59	€0.50	€0.05	€0.19	€0.01	€0.02	€(0.38)	€(0.11)	€0.39	50.7%	53.5%

Six months ended June 30,
Total revenue	9,529					—	9,529	9,305						—	9,305	2.4%	3.9%
EBITDA	1,490	36	7	71	(15)	99	1,589	1,530	49	78	23	6	(177)	(21)	1,509	5.3%	5.0%
Total operating income	618	51	7	94	(15)	137	755	688	57	78	23	6	(177)	(13)	675	11.9%	11.0%
Care Delivery segment	669	24	—	11	—	35	704	731	35	—	10	0	(177)	(132)	599	17.8%	16.8%
Care Enablement segment	(23)	28	—	83	—	111	88	59	22	—	13	6	—	41	100	-11.7%	-12.9%
Inter-segment eliminations	(13)	—	—	—	—	—	(13)	(8)	—	—	—	—	—	—	(8)	91.4%	89.8%
Corporate	(15)	(1)	7	—	(15)	(9)	(24)	(94)	—	78	—	—	—	78	(16)	50.6%	45.6%
Interest expense, net	163					—	163	141						—	141	16.0%	14.4%
Income tax expense	126	11	2	25	(4)	34	160	130	17	21	3	—	(48)	(7)	123	31.1%	30.1%
Net income attributable to noncontrolling interests	102	—	—	1	—	1	103	112	—	—	—	—	(14)	(14)	98	3.7%	2.5%
Net income[3]	227	40	5	68	(11)	102	329	305	40	57	20	6	(115)	8	313	5.2%	4.6%
Basic earnings per share	€0.77	€0.14	€0.02	€0.23	€(0.04)	€0.35	€1.12	€1.04	€0.14	€0.19	€0.07	€0.02	€(0.39)	€0.03	€1.07	5.1%	4.5%

1 Costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in Q1 2023 and other expenses related to a divestiture agreed upon in Q2 2023.

2 Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

3 Attributable to shareholders of FMC AG & Co. KGaA

Reconciliation results excl. special items	page 8 of 9	August 2, 2023

Outlook 2023

Outlook 2023
	Results 2022	(at Constant Currency)
Revenue[1]	€19,398 M	low to mid-single digit percentage rate growth
flat to low-single digit percentage rate decline
Operating income[1]	€1,540 M	(initially: flat to high-single digit percentage rate decline)

1 Outlook 2023 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2022 and excludes special items. Special items include costs related to the FME25 program, Legal Form Conversion Costs, Legacy Portfolio Optimization, Humacyte Investment Remeasurement and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2022 excluding the costs related to the FME25 program (€204 M for operating income), Net Gain Related to InterWell Health ( -€56 M for operating income), Humacyte Investment Remeasurement (€103 M for operating income), Hyperinflation in Turkiye (€5 M for operating income) and the Impacts Related to the War in Ukraine (€49 M for operating income). Additionally, the results 2022 were adjusted for the Provider Relief Funding (-€277 M for operating income).

Outlook 2023	page 9 of 9	August 2, 2023